American Beacon Select Funds

220 East Las Colinas Boulevard, Suite 1200

Irving, Texas 75039

January 8, 2024

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	American Beacon Blue States Muni ETF and American Beacon Red States Muni ETF — Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-1A of American Beacon Select Funds (File Nos. 333-88343 and 811-09603)

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, American Beacon Select Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-88343 and 811-09603) relating to the shares of the American Beacon Blue States Muni ETF and the American Beacon Red States Muni ETF (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
44	October 24, 2023	0001133228-23-005809
46	January 5, 2024	0001133228-24-000156

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold by the Funds in connection with the Amendments. The Trust respectfully submits that a withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions, please feel free to contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

American Beacon Select Funds

By:	/s/ Rosemary Behan
Title:	Vice President and Secretary